FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on February 1st, 2012, regarding its financial statements for the fourth quarter and the year ended December 31, 2011.

Santiago, Chile, February 1st, 2012, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the fourth quarter and the year ended December 31, 2011.

Figures are expressed in nominal terms, unless otherwise stated. Also, certain figures included in this report have been rounded for ease of presentation, while percentage figures have not in all cases been calculated on the basis of such rounded figures, but on the basis of such figures prior to rounding.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc. Use under License.

• CORREDORES  DE BOLSA • ADMINISTRADORA GENERAL DE FONDOS  •

CORREDORES DE SEGUROS • ASESORIA FINANCIERA •

FACTORING • SECURITIZADORA •

2011 – 4th Qtr and Year End

“A Year of Growth and Positioning”

HIGHLIGHTS

•         The Bank ended 2011 as the most profitable bank in Chile, posting a ROAE of 23.7%. This is result of a 17.1% growth in EBIT and a record net income of Ch$429 billion.

•         Banco de Chile became the market leader in total loans, reaching a 19.8% stake in 2011 by adding 59 bp YoY.

•         Banco de Chile entered the MSCI Emerging Market Index in December, as a result of its free-float, performance and trading volumes.

•         The Bank registered a debt shelf of US$720 million and placed a bond of US$110 million in Mexico during the 4Q11.

Arturo Tagle, CEO: ‘2011 was a spectacular year for us that included challenges, but also significant achievements. In fact, we reached a record net income of Ch$429 billion that enabled us to post a ROAE of 23.7% - the highest within the Chilean industry - in spite of a successful US$445 million capital increase that had an excellent reception from local and foreign investors. This capitalization supported an outstanding 21.0% YoY growth in total loans, equivalent to ~Ch$3,000 billion that allowed us to achieve the market leadership in total loans with a 19.8% market share by gaining 59 bp. market share in 2011. Besides, the equity offering allowed us to increase our free-float from 12% to 15%, which triggered our entry to the MSCI Index. All of these attainments are the consequence of our solid and continuously improving business strategy that includes attractive value offerings, a prudent risk approach, a competitive funding structure and a significant business scale. Thus, we are very proud of our performance in 2011, while we believe we count on a solid basis for taking advantage of future business opportunities’.

Alejandro Herrera, Commercial Division Manager: ‘The year was full of achievements. The business scale growth was spurred by initiatives to expand our retail business and ensure the service quality. Thus, worth noting is the market share increase in residential mortgage loans, from 14.9% to 16.4%, as a result of several strategies intended to gain presence in this product. Similarly, we improved our approach to SMEs by granting the highest number of government-backed loans for SMEs in Chile, with ~14,000 credits. Also, we aimed to raise the presence in credit cards for individuals. So, in 2011 we added 99,000 new credit card customers, improved our reward programs, and developed the “Banco de Chile | Entel” credit card alliance. Similarly, we incorporated roughly 90,000 new checking account customers. In addition, we added 25 new locations to our distribution network that became one of the largest in the local industry with 441 branches in 2011, while we improved our non-physical channels by creating a new “Mobile Banking System” that accounts for 58,000 active customers and by enhancing our websites’.

Sergio Karlezi, Treasurer: ‘We are ending an important year in terms of funding diversification. In 2011 we took advantage of the market conditions in Chile and abroad, obtaining very attractive terms for our debt placements. Thus, we placed more than US$1,400 million in senior bonds within the local market at very attractive spreads over comparable Central Bank instruments. Also, we entered into a syndicated loan from 15 Asian financial institutions of ~US$200 million, while at the end of the year we carried out a shelf registration in Mexico for issuing senior bonds up to US$720 million. By December 2011 we had placed ~US$110 million of this shelf debt. These actions enabled us to keep a well-diversified funding structure and a low financing cost, some of our main competitive advantages’.

FINANCIAL SNAPSHOT

Selected Financial Data (1) (in millions of Ch$, except for percentages)	2010	2011	% Chg.

Income Statement (Millions of Ch$)
Net financial income(2)	852,936	890,274	4.4%
Net Fees and Commissions	292,262	308,773	5.6%
Other operating income	23,584	24,735	4.9%
Total Operating Revenues	1,168,782	1,223,782	4.7%
Provisions for loan losses	(208,590)	(124,840)	(40.2)%
Operating expenses	(545,079)	(613,848)	12.6%
Net income (3)	378,529	428,805	13.3%

Earnings per Share
Net income per share (Ch$)	4.59	4.93	7.6%
Book value per share (Ch$)	17.01	20.00	17.6%
Shares Outstanding (Millions)	82,551.70	86,942.51	5.3%

Balance Sheet (Millions of Ch$)
Loans to customers	14,365,832	17,377,793	21.0%
Total assets	18,235,376	21,740,947	19.2%
Equity	1,404,127	1,739,175	23.9%

Profitability Ratios
Return on average assets (ROAA)	2.2%	2.1%
Return on average equity (ROAE)(4)	24.7%	23.7%
Net Financial Margin(5)	5.3%	4.8%
Efficiency ratio	46.6%	50.2%

Credit Quality Ratios
Total Past Due / Total Loans	1.2%	1.0%
Allowances / Total loans	2.6%	2.2%
Allowances / Total Past Due	219.1%	214.9%
Provisions / Avg. Loans	1.5%	0.8%

Capital Adequacy Ratios
Total Capital / Risk Adj. Assets	13.4%	12.9%

(1) See pages 15 to 18.
(2) Net interest income, foreign exchange transactions and net financial operating income.
(3) Net Income attributable to Bank's owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

DOMESTIC ECONOMY

¥   According to the last figures released by the Chilean Central Bank, local economy should have grown by 6.2% in 2011. On a quarterly basis, in the 4Q11 the GDP continued decelerating, posting a 3.8% YoY growth as compared to the 4.8% recorded in the 3Q11.

¥   The slowdown observed during the second half of 2011 was mainly associated with lower activity in Mining and Manufacturing sectors and, to a lesser extent, a tempered growth in sectors related to the local demand.

¥   The private consumption, which is the main component of the aggregate demand, showed a higher dynamism throughout the year, supported by lower unemployment rates, higher real salaries and greater demand for credits.

¥   As for inflation, during the 4Q11 it exceeded the market expectations, boosting the CPI that closed 2011 with a 4.4% YoY variation, which is above the Central Bank’s long-term goal range (2.0% - 4.0%). The inflation increase observed during the 4Q11 was mainly steered by higher prices of food and transportation.

¥   Finally, in light of the rising trend shown by inflation during 2011, the Chilean Central Bank maintained the monetary policy interest at 5.25%, as from June 2011. However, due to the global and local economic slowdown observed at the end of 2011, the Central Bank decided to decrease the monetary policy rate to 5.00% on January 12, 2012.

KEY FIGURES

GDP & Consumption (12 months % change)	Inflation & Monetary Policy Rate (12m % change and %)

BANKING INDUSTRY

¥   During the 4Q11, the Chilean banking system reached a net income of Ch$405 billion that represents an 8.3% increase as compared to the 3Q11 and a 32.0% rise as compared to the 4Q10. On a yearly basis, the industry posted earnings of Ch$1,712 billion in 2011, which entails an 8.1% YoY increase.

¥   The local industry’s net income increased by Ch$128 billion in 2011, boosted by an annual rise of Ch$269 billion in operating revenues that was partly offset by Ch$45 billion of further provisions for loan losses, an income tax that grew by Ch$55 billion and to a lesser extent, due to an increase of Ch$46 billion in operating expenses.

¥   As for profitability, the industry attained a return on average equity (ROAE) of 17.7% in 2011, which is 47 bp. below the 2010’s figure. This was mostly the result of capital increases and net income retentions carried out by some banks in order to bolster their capital base to take advantage of the expansion in commercial activity observed in 2011. This effect more than offset the net income YoY rise.

¥   Worth noting is the significant growth of 17.3% posted by the industry’s total loans, spurred by double-digit growth rates in commercial (+19.4%), consumer (+18.0%) and residential mortgage loans (+12.3%)

¥   Banco de Chile was one of the banks that displayed the strongest growth in business activity, expanding its total loans by 21% (or Ch$3,000 billion) on a YoY basis, well above the growth posted by other main players. As a result, Banco de Chile raised its market share in total loans by 59 bp (the highest increase among the main competitors), which enabled the Bank to reach the market leadership in total loans with a stake of 19.8% in 2011, reaffirming the effectiveness of its commercial initiatives.

KEY FIGURES

Industry’s Net Income and ROAE (Bn. Ch$ and % as of Dec. 31, 2011)	Market Share Gain in Loans (Basis points as of Dec. 31, 2011)
	19.8%	7.7%	12.9%	7.0%	19.7%
	Market Share in Loans as of Dec. 31, 2011

NET INCOME: 2011 – Year End

On a yearly basis, our net income amounted to Ch$429 billion in 2011, which entails a 13.3% rise as compared to a year earlier, whereas our EBIT posted a 17.1% YoY. The annual earnings increase was mostly fostered by:

¥   The outstanding growth in the activity of our commercial business units that allowed us to gain significant market share in all of the main credit products and increase our operating scale.

¥   A greater contribution from our UF net asset position within a context of higher inflation.

¥   The higher income from our non-interest bearing liabilities as a result of specific market factors and our leading market position.

¥   A business environment (especially during the 1H10) featured by a lower credit risk that was supplemented with comprehensive credit risk models and effective collection procedures.

¥   The higher activity in certain fee based products and services, such as insurance brokerage, credit and debit cards, ATMs, as in mutual funds management.

The above enabled us to more than offset non-recurring charges related to the collective bargaining processes carried out in 2011, further countercyclical provisions and the income tax rise due to a greater EBIT and a higher statutory corporate tax rate.

As a result, we became the most profitable bank in Chile, with a ROAE of 23.7% that clearly surpassed the 17.7% recorded by the local industry. Also, we were able to make profitable our recent capital increase, while we held a prudent risk management policy with the healthiest loan portfolio in the local financial system.

NET INCOME: 4th Quarter 2011

During the 4Q11 and despite we set up countercyclical provisions by ~Ch$24 billion, our net income amounted to Ch$100 billion, that translated into a 42.5% rise as compared to the 4Q10. Our good performance during the 4Q11 mostly relies on:

¥   The YoY growth in total loans for all of the credit products.

¥   The higher income from financing a relevant part of our interest earning assets with non-interest bearing liabilities.

¥   The higher inflation in the 4Q11 as compared to the 4Q10 that prompted a higher contribution from our UF net asset position.

¥   Lower provisions for loan losses, mainly explained by ~Ch$22 billion we charged as contingency provisions in the 4Q10 to recognize the effect of new provisioning rules – in effect as from January 1st, 2011 – for individually evaluated loan portfolios.

The above was partly offset by greater operating expenses and a lower income from fees and commissions, due to a lower business activity in most of our subsidiaries.

Also, worth noting is that in the 4Q11 we sold a non-performing corporate loan portfolio that generated a net gain of Ch$3 billion, due to the release of allowances for loan losses by ~Ch$45 billion that more than offset the recognition of a ~Ch$42 billion loss associated to the difference between market and book value (before netting the allowances for loan losses).

As a result of the aforesaid, we reached a 20.1% ROAE in the 4Q11 that favourably compares to the 15.8% recorded by the Chilean financial system for the same period.

KEY YEARLY FIGURES (In billions of Ch$, except for %) Notes: 1) ROAE excludes provisions for minimum dividends.	KEY QUARTERLY FIGURES (In billions of Ch$, except for %) Notes: 1) ROAE excludes provisions for minimum dividends.

OPERATING REVENUES: 2011 – Year End

Our total operating revenues accounted for Ch$1,224 billion in 2011, which is 4.7% above the last year’s figure. The growth posted in our revenues was significantly influenced by core business activities, such as the expansion of our lending activity, as well as a higher usage of fee based products and services. Therefore, the main issues that explain this YoY variance are as follows:

¥   A 13.2% YoY rise in net interest income, mainly due to: (i) the sharp increase in nominal interest rates, with a monetary policy interest rate that averaged 4.7% in the 2011 as compared to the 1.4% in 2010, raising the income from our non-interest bearing liabilities as they replace more expensive funding sources, (ii) the 21.0% YoY growth in total loans that counterbalanced the drop in lending spreads, and (iii) an inflation of 4.4% in 2011 that translated into a 1.6% further UF variation in 2011 as compared to 2010, positively impacting our UF net asset position.

¥   Fees and commissions that posted a 5.6% YoY increase, which endorses themselves as a stable income generating source. The rise is mainly associated with a higher commercial activity in insurance brokerage, as well as credit and debit cards, in line with our initiatives intended to reinforce these payment channels.

¥   A lower net financial operating and FX income fostered by the recognition of a ~Ch$42 billion loss due to the sale of a non-performing corporate loan portfolio in the 4Q11. It is important to mention that this loss was more than offset by the release of related allowances by an amount of Ch$45 billion.

Despite the growth posted by our net interest income and net financial income, the greater rise in our interest earning assets – due to the increase in loans – prompted a decrease in our net financial margin from 5.26% in 2010 to 4.80% in 2011.

OPERATING REVENUES: 4th Quarter 2011

On a quarterly basis, our total operating revenues posted a 4.7% YoY decrease, accounting for Ch$284 billion in the 4Q11 as compared to the Ch$298 billion recorded in the 4Q10. This YoY variance was mainly steered by:

¥   A net loss in financial operating and FX income, mainly related to the recognition of a ~Ch$42 billion loss related to the sale of a non-performing corporate loan portfolio in the 4Q11.

¥   A 7.3% YoY decline in fees and commissions income, associated with a lower activity in mutual funds, securities brokerage and financial advisory services, in light of the lower liquidity observed in the local market as compared to 2010, especially in the 2H11.

The above was partly offset by:

¥   The significant YoY growth in total loans that counterbalanced the lower lending spreads.

¥   Higher nominal interest rates – spurred by the sharp increase in the monetary policy rate – that positively impacted the income from our current accounts and demand deposits balances.

¥   The higher inflation in the 4Q11 with respect to the 4Q10 that led the UF to increase 0.7% above the 2010’s variation, benefiting our UF net asset position.

As a result and also due to the increase in total loans, the net financial margin decreased from 5.18% in the 4Q10 to 4.33% in the 4Q11, whereas the NIM posted a slight increase.

KEY YEARLY FIGURES

(In millions of Ch$, except for %)

Total Operating Revenues

(in millions of Ch$)	2010	2011	% Change

Net Interest Income	769,851	871,320	13.2%
Net Fees and Commissions	292,262	308,773	5.6%
Net Financial Operating and FX Income	83,085	18,954	(77.2)%
Other operating income	23,584	24,735	4.9%
Total Operating Revenues	1,168,782	1,223,782	4.7%

Net Financial Margin	5.26%	4.80%
Net Interest Margin	4.75%	4.69%

Total Operating Revenues

(in millions of Ch$)	4Q10	4Q11	% Change

Net Interest Income	198,165	235,431	18.8%
Net Fees and Commissions	79,352	73,584	(7.3)%
Net Financial Operating and FX Income	13,260	(30,372)	(329.0)%
Other operating income	7,307	5,473	(25.1)%
Total Operating Revenues	298,084	284,116	(4.7)%

Net Financial Margin	5.18%	4.33%
Net Interest Margin	4.86%	4.97%

PROVISIONS FOR LOAN LOSSES: 2011 – Year End

2011 was a positive year in terms of credit risk. Our total provisions for loan losses amounted to Ch$125 billion in 2011, which is 40.2% below the 2010’s amount. Nevertheless, these figures comprise non-recurrent effects as follows:

¥   The sale of a non-performing corporate loan portfolio that resulted in the release of allowances for loan losses by ~Ch$45 billion in the 4Q11.

¥   Countercyclical provisions established in 2011 that totalled ~Ch$24 billion, in line with our prudent risk approach.

¥   Contingency and countercyclical provisions set in 2010, that amounted to ~Ch$22 billion and ~Ch$20 billion, respectively, to reflect the effect of new provisioning rules and systemic risks.

Thus, our recurrent provisions for loan losses (net of countercyclical provisions and extraordinary effects) decreased by 11.9% YoY, totalling Ch$146 billion in 2011. This trend benefited our retail divisions, whose recurrent provisions declined a 15.1% YoY and – into a lesser extent – to our wholesale divisions that posted a 9.8% YoY drop. This positive behaviour was fostered by:

¥   The better economic situation in 2011 (mostly in the 1H11) that derived in lower unemployment and higher real salaries, fuelling the consumption and the local companies’ commercial activity.

¥   Continuously improving credit processes that enabled us to reduce the recurrent credit risk charges, despite the rise in loans.

The aforesaid improved our credit quality ratios, notwithstanding the significant rise in total loans. Thus, our ratio of provisions to average loans decreased from 1.54% in 2010 to 0.79% in 2011, while our total past due declined from 1.20% to 1.03% as a percentage of total loans. Thus, we remain as the Chilean bank with the healthiest loan portfolio and the highest past-due coverage (2.15x).

PROVISIONS FOR LOAN LOSSES: 4th Quarter 2011

As for the quarter, our provisions for loan losses amounted to Ch$16 billion in the 4Q11, which entails a 78.2% YoY decrease.  These figures also include non-recurrent issues, such as:

¥   The sale of a corporate loan portfolio in the 4Q11 that derived in the release of allowances for loan losses by ~$45 billion.

¥   Contingency and countercyclical provisions by ~Ch$43 billion, set in the 4Q10 as compared to ~Ch$24 billion of countercyclical provisions established during the 4Q11.

As a result, our recurrent provisions for loan losses (net of countercyclical provisions and extraordinary effects) posted a 20.5% YoY rise, from Ch$33 billion in the 4Q10 to Ch$39 billion in the 4Q11. This variation is mostly explained by greater recurrent provisions for loan losses in our Wholesale Banking segment that raised in the 4Q11 as compared to 4Q10, due to the increase in total loans, the slight rise in the exchange rate in the 4Q11 as compares to the drop recorded in the 4Q10 that had a negative effect on provisions related to US$-denominated loans, and some customers (retailers and concessionaries) that changed their risk category. This is in line with a moderate economic slowdown observed by the end of 2011.

These factors were partly offset by a better credit risk behaviour in our in our Retail Banking segment, whose recurrent provisions posted a 24.5% YoY decrease in the 4Q11 vis-à-vis the 4Q10.

KEY YEARLY FIGURES

(In millions of Ch$, except for %)

Allowances and Provisions for Loan Losses

(in millions of Ch$)	2010	2011	% Change

Allowances for Loan Losses

Initial Allowances	322,642	376,986	16.8%
Charge-offs	(159,844)	(134,010)	(16.2)%
Provisions established, net	214,188	141,514	(33.9)%
Final Allowances	376,986	384,490	2.0%

Provisions for Loan Losses

Provisions Established	(214,188)	(141,514)	(33.9)%
Prov. Financial Guarantees	(5,487)	(5,615)	2.3%
Countercyclical Provisions	(21,084)	(24,052)	14.1%
Recoveries	32,169	46,341	44.1%
Provisions for Loan Losses	(208,590)	(124,840)	(40.2)%

Credit Quality Ratios	2009	2010	2011

Allowances / Total loans	2.45%	2.62%	2.21%
Allowances / Total Past Due	1.70%	2.19%	2.15%
Provisions / Avg. Loans	1.75%	1.54%	0.79%
Charge-offs / Avg. Loans	1.33%	1.18%	0.84%
Total Past Due / Total Loans	1.44%	1.20%	1.03%
Recoveries / Avg. Loans	0.21%	0.24%	0.29%

Notes:
1) For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Allowances and Provisions for Loan Losses

(in millions of Ch$)	4Q10	4Q11	% Change

Allowances for Loan Losses

Initial Allowances	358,424	412,522	15.1%
Charge-offs	(44,697)	(39,068)	(12.6)%
Provisions established, net	63,259	11,036	(82.6)%
Final Allowances	376,986	384,490	2.0%

Provisions for Loan Losses

Provisions Established	(63,259)	(11,036)	(82.6)%
Prov. Financial Guarantees	(1,674)	2,819	-
Countercyclical Provisions	(21,177)	(22,480)	6.2%
Recoveries	10,683	14,245	33.3%
Provisions for Loan Losses	(75,427)	(16,452)	(78.2)%

Credit Quality Ratios	4Q10	3Q11	4Q11

Allowances / Total loans	2.62%	2.46%	2.21%
Allowances / Total Past Due	2.19x	2.54x	2.15x
Provisions / Avg. Loans	2.15%	1.11%	0.38%
Charge-offs / Avg. Loans	1.27%	0.73%	0.91%
Total Past Due / Total Loans	1.20%	0.97%	1.03%
Recoveries / Avg. Loans	0.30%	0.26%	0.33%

OPERATING EXPENSES: 2011 – Year End

Our total operating expenses posted a 12.6% YoY growth, from Ch$545 billion in 2010 to Ch$614 billion in 2011. The increase was mainly boosted by the expansion in our business activity and also due to some non-recurrent expenses, as follows:

¥   Our administrative expenses posted a 16.3% YoY increase, mainly fostered by: (i) greater outsourced sales force expenses of ~Ch$11 billion, mostly fostered by the higher commercial activity in our Consumer Finance Division, (ii) ~Ch$9 billion of further expenses related to our larger distribution network that added 25 new branches, (iii) greater IT and communication expenses of ~Ch$7 billion, in line with higher transactional processing, software licenses and our IT strategic plan, and (iv) marketing expenses that grew by ~Ch$4 billion.

¥   Similarly, our personnel expenses rose by 16.2% YoY, which mainly relies on: (i) an especial bonus – that totalled ~Ch$28 billion – granted to our staff as part of the collective bargaining agreements reached with our unions, and (ii) salaries increase as a result of inflation adjustments and productivity incentives. Adjusted by the collective bargaining bonus, the personnel expenses would have risen by 5.9% YoY.

The above was partly offset by lower ‘Other Operating Expenses’ mainly due to higher non-recurrent charges recorded in 2010, such as Ch$6.4 billion related to write-offs of over-accrued commissions and earthquake-related expenses by approximately Ch$0.6 billion.

As a result of the aforesaid, especially the collective bargaining bonus, but also due to the loss related to the sale of a corporate loan portfolio, our efficiency ratio climbed from 46.6% in 2010 to 50.2% in 2011. If this metric is adjusted by the previously mentioned non-recurrent items, it drops to 46.3%, which is in line with the last year’s figure and demonstrates our commitment with costs control.

OPERATING EXPENSES: 4th Quarter 2011

On a quarterly basis, our cost base grew by 7.3%, from Ch$146 billion in the 4Q10 to Ch$156 billion in the 4Q11, mostly prompted by a higher commercial activity.

The above variance was mainly associated with the 10.9% YoY rise in personnel expenses that was mostly prompted by greater salaries (+Ch$4 billion) related to a salaries increase due to the rise in inflation and productivity incentives, and (ii) higher performance bonuses by Ch$2 billion in line with the higher commercial activity.

Our quarterly expenses were also – but into a lesser extent – fuelled by administrative expenses that pointed out a tempered increase of 5.6%, from Ch$59 billion in the 4Q10 to Ch$62 billion in the 4Q11. This YoY rise was steered by: (i) ~Ch$4 billion of further outsourced sales force expenses to support the higher business activity in our retail divisions, and (ii) greater expenses of Ch$1 billion associated with external advisory. This factors were partly offset by lower IT and communication expenses by Ch$2 billion.

In terms of efficiency, our cost – to – income ratio rose from 48.9% in the 4Q10 to 55.1% in the 4Q11. However, this deterioration was driven by quarterly operating revenues that were beaten by the loss of ~Ch$42 billion related to the sale of a corporate loan portfolio. Adjusted by this issue, our efficiency ratio drops to 47.9% which is below the 4Q10’s figure.

KEY YEARLY FIGURES

(In millions of Ch$, except for %)

Total Operating Expenses

(in millions of Ch$)	2010	2011	% Change

Personnel expenses	(272,737)	(316,991)	16.2%
Administrative expenses	(197,669)	(229,919)	16.3%
Depreciation and Amort.	(30,544)	(30,711)	0.5%
Impairments	(1,044)	(631)	(39.6)%
Other Oper. Expenses	(43,085)	(35,596)	(17.4)%
Total Oper. Expenses	(545,079)	(613,848)	12.6%

Additional Information	2009	2010	2011

Efficiency Ratios

Op. Exp. / Op. Rev.	49.3%	46.6%	50.2%
Op. Exp. / Avg. Assets	3.0%	3.1%	3.0%

Headcount

Headcount (#)	14,216	14,475	14,129

Notes:
1) For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

Total Operating Expenses

(in millions of Ch$)	4Q10	4Q11	% Change

Personnel expenses	(68,804)	(76,271)	10.9%
Administrative expenses	(58,691)	(61,963)	5.6%
Depreciation and Amort.	(7,734)	(7,726)	(0.1)%
Impairments	517	(627)	-
Other Oper. Expenses	(11,106)	(9,891)	(10.9)%
Total Oper. Expenses	(145,818)	(156,478)	7.3%

Additional Information	4Q10	3Q11	4Q11

Efficiency Ratios

Op. Exp. / Op. Rev.	48.9%	49.1%	55.1%
Op. Exp. / Avg. Assets	3.3%	2.9%	2.9%

Headcount

Headcount (#)	14,016	14,475	14,129

Notes:
1) For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

LOAN PORTFOLIO

2011 was outstanding for us in terms of lending activity. Based on effective commercial initiatives, such as strategic alliances, new products and the joint efforts of some of our commercial divisions, our total loans reached Ch$17,378 billion in 2011 and posted a 21.0% YoY rise. As a result, we gained 59 bp market share, reaching a 19.8% stake that places us as the market leader in total loans, within the local industry. This achievement was prompted by:

¥   Commercial loans that grew by 20.7% YoY, reaching Ch$11,205 billion in 2011. On the wholesale side we posted a 21.0% YoY rise, fuelled by a greater demand for commercial credits from large companies and corporations. Also worth noting is the rise in foreign trade (+65.2%) and factoring (+23.5%) loans, partly supported by the effect of an 11% higher exchange rate (Ch$/US$) on the US$-denominated loans. On the retail side, we strived to penetrate the SMEs segment. In 2011 we organized 50 ‘SMEs’ events’ that allowed us to strengthen the loyalty from these customers and boost the commercial loans by 20.0% in the segment, with foreign trade and factoring loans that grew by 42.5% and 166.4%, respectively. These elements enabled us to remain as the undisputed market leader, with a 20.6% market share that means a 22 bp. YoY gain.

¥   A stellar performance in residential mortgage loans that posted a 23.3% YoY rise and a closing balance of Ch$3,607 billion in 2011. This growth relies on attractive campaigns to finance new or refinance prior mortgages, based on a better understanding of customers’ needs, a competitive cost of funding and commercial initiatives, such as the “mortgage-chaining” program, that exploit the synergies between our wholesale and retail divisions. Hence, we gained 146 bp, market share and reached a stake of 16.4%.

¥   A 19.1% YoY rise in consumer loans. The greater demand was driven by our enhanced cost-benefit value offerings, new credit products and some commercial alliances. Also, worth noting is the higher activity in credit cards that translated into a 28% of stake in purchases and cash withdraws while it led us to issue 350,000 new cards. As a result, we gained 22 bp market share and reached a 22.3% stake in consumer loans.

KEY FIGURES (In Billions of Ch$, except for %)

Loan Portfolio & Funding

(in billions of Ch$)	Dec-10	Sep-11	Dec-11	YoY %
				Change

LOANS TO CUSTOMERS

Commercial Loans	9,285	10,944	11,205	20.7%
Residential Mortgage Loans	2,927	3,404	3,607	23.3%
Consumer Loans	2,154	2,429	2,566	19.1%
LOANS TO CUSTOMERS	14,366	16,777	17,378	21.0%

FUNDING

Non-interest Bearing Liab.	5,827	6,164	6,232	7.0%
Interest Bearing Liab.	11,004	13,572	13,770	25.1%
TOTAL LIABILITIES	16,831	19,736	20,002	18.8%

Avg. Int. Earning Assets Avg. Int. Bearing Liabilities	1.51	1.52	1.48

FUNDING STRUCTURE

2011 was also very challenging in terms of funding diversification. In fact, we carried out several bond issuances in Chile and abroad, taking advantage of favourable market conditions that, along with our sound and attractive financials, resulted in convenient terms.

We began the year with a syndicated loan of US$200 million borrowed from 15 Asian financial institutions. In addition, we placed AAA senior bonds within the local market by roughly US$1,400 million, with attractive risk premiums over the Chilean Central Bank bonds. Similarly, in December 2011 we registered a shelf debt in Mexico by ~US$720 million. At the end of the year we had placed US$110 million of this credit line, with a AAA local rating.

As for the non-interest bearing liabilities, we continue to be the market leader in current accounts and demand deposits with a 22.5% market share, while we keep as the bank with the greatest portion (23.7%) of assets financed with these deposits, which reduces our cost of funding as long as we replace interest bearing sources.

FUNDING STRUCTURE BREAKDOWN

(As of December 31, 2011)

* includes net income for the period, retained earnings from previous periods and repurchase agreements.

EQUITY

Our equity recorded a 23.9% YoY rise, from Ch$1,404 billion as of December 31, 2010 to Ch$1,739 billion as of December 31, 2011, which entails an annual variance of Ch$335 billion. This increase relies on:

¥   Roughly Ch$210 billion associated with our equity offering, successfully finished on July 19, 2011, that allowed us to increase our free-float from 12% to 15% and triggered our entry to the MSCI Emerging Markets Index.

¥   The capitalization of Ch$67 billion equivalent to 30% of our 2010’s net distributable earnings (after the payment to the Central Bank corresponding to 100% of net distributable earnings of SAOS’s stake in Banco de Chile’s dividends).

¥   Approximately Ch$32 billion of our 2010’s net income was retained to recognise the effect of accumulated inflation on equity.

¥   Nearly Ch$33 billion of greater net income (net of provisions for minimum dividends) for the year ended December 31, 2011 as compared to December 31, 2010.

These factors enabled us to enhance our capital base, which allowed us to face the annual growth in total loans. As a result, we maintained capital adequacy ratios well above the regulatory limits, with a BIS ratio of 12.9% (2.9% above the regulatory threshold) while our Tier I to Risk Weighted Assets reached 8.9%.

As for our dividend policy, our Board of Directors determined to propose the distribution of 70% of our 2011’s distributable earnings (dividend of Ch$2.984740 per share) and the capitalization of non-distributed earnings through the issuance of 0.018956 fully paid-in shares per each common share.

EQUITY & CAPITAL ADEQUACY (In Billions of Ch$, except for %)

Equity	Dec-10	Dec-11	YoY Change

Capital & Reserves

Capital	1,158.8	1,436.1	23.9%
Reserves	87.4	119.5	36.7%
Other accounts	5.8	(2.1)	(136.0)%

Earnings

Retained Earnings	16.1	16.4	1.8%
Income for the Period	378.5	428.8	13.3%
Provisions for Minimum Dividends	(242.5)	(259.5)	7.0%

Minority Interest

Minority Interest	0.0	0.0	0.0%
Total Equity	1,404.1	1,739.2	23.9%

Capital Adequacy Ratios	Dec-10	Sep-11	Dec-11

Shareholders Equity / Assets(1)	7.7%	7.9%	8.0%
Tier I (Basic Capital) / Assets(1),(2)	6.6%	6.9%	6.9%
Tier I (Basic Capital) / RWA(2),(3)	8.5%	8.8%	8.9%
BIS (Total Capital / RWA)(3),(4)	13.4%	12.8%	12.9%

(1) "Assets" refers to Bank's Total Assets.
(2) "Basic Capital" consists of Bank's paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.
(3) "RWA" stands for Risk-Weighted Assets.
(4) "Total Capital" refers to "Basic Capital" plus Bank's supplementary capital.

CREDIT RATINGS

In the 4Q11 Standard & Poor’s (S&Ps) lowered our long-term issuer credit rating from ‘A+’ to ‘A’, in light of a new methodology for banks and not due to a change in our financial condition. In fact, our Stand-Alone Credit Profile reached the top of the Chilean banking industry with an ‘A-’ rating.

The new criterion relies on: (i) a Banking Industry Country Risk Assessment (BICRA) that defines the country’s rating as an evaluation ‘anchor’, (ii) the Stand-Alone Credit Profile (SACP) associated with the bank’s strengths and (iii) the External Support, related to sovereign or group support in case of financial distress.

As every Chilean bank, we start with a ‘BBB+’ BICRA rating and we add 1-notch in the SACP category, which places at the top of banks in Chile. However, as we are a local and privately-owned bank, we only add 1-notch in the ‘external support’ category that is below the rating for some foreign and state–owned banks that operate in Chile.

We believe that our financial condition and business position remain strong, as supported by a corroborated ‘Aa3’ credit rating assigned by Moody’s in the 4Q11. In our view, this is totally consistent with our efforts to bolster our strengths and overcoming potential weaknesses in 2011, when we completed a successful capital increase, became the most profitable bank in Chile, kept the healthiest loan portfolio within the Chilean financial industry and increased our market share in total loans significantly.

INTERNATIONAL RATINGS

Moody's	Rating
Long Term Foreign Currency	Aa3
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

Standard &Poor's	Rating
Long Term Foreign Currency	A / Stable
Short Term Foreign Currency	A-1/Stable
Long Term Local Currency	A / Stable
Short Term Local Currency	A-1/Stable

RESULTS BY BUSINESS SEGMENTS

RETAIL BANKING SEGMENT: 2011 – Year End

Our Retail Banking segment posted a significant 42.7% YoY rise in EBIT, from Ch$182 billion in 2010 to Ch$260 billion in 2011. This YoY variance is mainly the result of greater operating revenues and also due to lower provisions for loan losses.

The Operating Revenues posted a 14.2% YoY growth that relied on:

¥   A greater contribution from the segment’s non-interest bearing liabilities, as a result of higher nominal interest rates - due to the Central Bank’s efforts to control inflation - as well as a 21.3% YoY rise in the average balances of the demand deposits.

¥   Double-digit growth rates in credit products (+21.1% on average).

¥   The positive effect of higher inflation on the UF net asset position.

¥   Fees and commissions that grew by 12.3% YoY, fuelled by the initiatives to boost the use of payment channels that resulted in higher commissions from credit cards, ATMs, current accounts and sight accounts. During 2011 this segment added ~350,000 new credit cards, reached a 28% market share in purchases and cash withdrawals, while it added nearly 94,000 new checking account customers. Also there was higher activity in terms of insurance brokerage associated with a higher demand for credits that allowed our Consumer Finance Division to add ~42,000 new debtors in consumer loans up to UF200 (~US$8,500).

In addition, the segment’s provisions for loan losses decreased by 16.5% YoY, mainly due to: (i) better macroeconomic indicators, such as lower unemployment and higher real salaries that prompted a higher payment capacity, and (ii) improved credit models that were supplemented by effective collection duties.

The aforementioned was partly offset by an 11.3% YoY rise in operating expenses due to higher expenses related to the branch network expansion (21 standard and 4 mixed new locations) and greater personnel expenses due to the special bonus and the salary increases as a result of the collective bargaining agreements.

RESULTS BY BUSINESS SEGMENTS

RETAIL BANKING SEGMENT: 4th Quarter 2011

On a quarterly basis, our Retail Banking segment posted a significant 86.9% YoY increase in EBIT, which was mainly due to:

¥   Operating revenues increased by 14.6% YoY, especially fuelled by: (i) the YoY increase in total loans, (ii) the positive inflation effect on the segment’s UF net asset position (a 0.7% increase in the UF in the 4Q11 as compared to the 4Q10), (iii) the higher contribution from current accounts and demand deposit balances within a scenario of higher interest rates and balances that recorded a 12.0% rise, and (iv) fees and commissions that continued to be a significant revenue source (growing 4.9% YoY), especially those associated with payment channels.

¥   Provisions for loan losses that posted a 29.0% YoY decrease, principally fostered by the lower unemployment and higher real salaries in 2011 vis-à-vis 2010, as well as our efforts to improve credit models and collection duties.

The above factors enabled the segment to more than offset the moderate 5.2% YoY increase in operating expenses, mostly associated with greater personnel expenses due to the increase in salaries related to inflation and productivity and the branch network enlargement.

KEY YEARLY FIGURES

Retail Banking	2010	2011	% Change

Loans to Customers (Billions of Ch$)
Commercial Loans	1,782.8	2,138.5	20.0%
Residential Mortgage Loans	2,919.0	3,598.8	23.3%
Consumer Loans	2,145.8	2,557.2	19.2%
Total Loans	6,847.6	8,294.5	21.1%

P&L (Millions of Ch$)
Net Interest Income	517,459	589,040	13.8%
Net Fees and Commissions	145,316	163,232	12.3%
Other Operating Income	9,752	15,478	58.7%
Total Operating Revenues	672,527	767,750	14.2%
Provisions for Loan Losses	(133,823)	(111,701)	(16.5)%
Operating Expenses	(357,822)	(398,339)	11.3%
Other	1,233	2,252	82.6%
EBIT	182,115	259,962	42.7%

Notes:
1)    As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our commercial divisions.
2)    For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

KEY QUARTERLY FIGURES

Retail Banking	4Q10	4Q11%
			Change

Loans to Customers (Billions of Ch$)
Commercial Loans	1,782.8	2,138.5	20.0%
Residential Mortgage Loans	2,919.0	3,598.8	23.3%
Consumer Loans	2,145.8	2,557.2	19.2%
Total Loans	6,847.6	8,294.5	21.1%

P&L (Millions of Ch$)
Net Interest Income	129,993	158,971	22.3%
Net Fees and Commissions	37,848	39,716	4.9%
Other Operating Income	8,903	3,797	(57.4)%
Total Operating Revenues	176,744	202,484	14.6%
Provisions for Loan Losses	(40,821)	(28,989)	(29.0)%
Operating Expenses	(98,770)	(103,894)	5.2%
Other	278	349	25.5%
EBIT	37,431	69,950	86.9%

Notes:
1)    As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our commercial divisions.
2)    For comparative purposes, some line items have been reclassified for 2010 and the 4Q10

RESULTS BY BUSINESS SEGMENTS

WHOLESALE BANKING SEGMENT: 2011 – Year End

Our Wholesale Banking segment posted a 38.2% YoY growth in EBIT, from Ch$108 billion in 2010 to Ch$149 billion in 2011. This YoY advance was mainly fuelled by an 85.9% YoY decline in provisions for loan losses and a slight rise in operating revenues.

The YoY drop in provisions is mainly explained by: (i) the release of allowances for loan losses of ~Ch$45 billion in 2011, related to the sale of a non-performing corporate customer’s loan portfolio, and (ii) the recognition of further Ch$12 billion of contingency and countercyclical provisions in 2010 as compared to 2011, mainly due to the new regulation for provisioning individually evaluated loans. If the credit risk charges are adjusted by these non-recurrent items, the recurrent provisions also posted a decrease of 9.8%, despite the growth posted in loans and greater provisions of US$-denominated loans due to an 11% rise in the Ch$/US$ exchange.

Also, the Operating Revenues posted a 2.5% YoY rise, mostly fostered by: (i) the positive effect of higher nominal interest rates on the segment’s demand deposits balances that grew by 18.2% YoY, (ii) a 21.0% YoY increase in the segment’s loan portfolio (mostly related to commercial loans), fuelled by an improved market position in the Large Companies segment (especially in regions outside Santiago), as well as the rising demand for credits from corporations as from the 2H11, and (iii) the positive effect of a higher inflation on the segment’s UF net asset position. These factors were partly offset by the recognition (in Other Operating Income) of a ~Ch$42 billion loss related to the sale of the formerly mentioned loan portfolio sale.

The above was partly offset by a 27.1% YoY rise in Operating Expenses, due to the collective bargaining bonus, a salaries rise (inflation and productivity) and greater administrative expenses.

RESULTS BY BUSINESS SEGMENTS

WHOLESALE BANKING SEGMENT: 4th Quarter 2011

As for the quarterly results, our Wholesale Banking segment posted a 153.2% YoY rise in EBIT, from Ch$11 billion in the 4Q10 to Ch$28 billion in the 4Q11. This YoY increase was mainly associated with:

¥   Provisions for loan losses that posted a gain of Ch$13 billion in the 4Q11 as compared to the charge of Ch$32 billion in the 4Q10. This significant variance was the result of: (i) a release of allowances for loan losses by ~Ch$45 billion in the 4Q11, associated with the sale of a non-performing loan portfolio, and (ii) the recognition of greater contingency and countercyclical provisions by roughly Ch$13 billion in the 4Q10 as compared to the 4Q11, mainly due to the new regulation for provisioning individually evaluated loans, in effect as from January 1st, 2011.

¥   A 21.0% YoY growth in loans mainly related to commercial loans.

¥   The combination of higher interest rates and greater (+10.4%) demand deposits balances in the 4Q11 vis-à-vis the 4Q10.

¥   The positive effect of a higher inflation on the division’s UF net asset position.

The above was partly offset by:

¥   Other Operating Income that turned into negative in the 4Q11 as a result of the recognition of a ~Ch$42 billion loss related to the previously mentioned non-performing loan portfolio sale.

¥   A 25.7% YoY rise in operating expenses, mainly prompted by a higher allocation of centralized IT costs and other administrative expenses.

KEY YEARLY FIGURES

Wholesale Banking	2010	2011	% Change

Loans to Customers (Billions of Ch$)
Commercial Loans	7,149.5	8,651.6	21.0%
Residential Mortgage Loans	7.6	8.6	12.3%
Consumer Loans	8.1	8.4	4.3%
Total Loans	7,165.2	8,668.6	21.0%

P&L (Millions of Ch$)
Net Interest Income	218,348	247,471	13.3%
Net Fees and Commissions	40,955	39,406	(3.8)%
Other Operating Income	21,755	1,181	(94.6)%
Total Operating Revenues	281,058	288,058	2.5%
Provisions for Loan Losses	(71,647)	(10,082)	(85.9)%
Operating Expenses	(101,974)	(129,654)	27.1%
Other	388	710	83.0%
EBIT	107,825	149,032	38.2%

Notes:
1)   As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our commercial divisions.
2)   For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

KEY QUARTERLY FIGURES

Wholesale Banking	4Q10	4Q11%
			Change

Loans to Customers (Billions of Ch$)
Commercial Loans	7,149.5	8,651.6	21.0%
Residential Mortgage Loans	7.6	8.6	12.3%
Consumer Loans	8.1	8.4	4.3%
Total Loans	7,165.2	8,668.6	21.0%

P&L (Millions of Ch$)
Net Interest Income	46,794	67,387	44.0%
Net Fees and Commissions	10,640	9,996	(6.1)%
Other Operating Income	10,337	(31,575)	-
Total Operating Revenues	67,771	45,808	(32.4)%
Provisions for Loan Losses	(31,909)	13,382	-
Operating Expenses	(24,878)	(31,273)	25.7%
Other	87	111	27.6%
EBIT	11,071	28,028	153.2%

Notes:
1)    As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our commercial divisions.
2)    For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

RESULTS BY BUSINESS SEGMENTS

TREASURY SEGMENT: 2011 – Year End

Our Treasury Division posted a 68.8% YoY decrease in EBIT, varying from Ch$65 billion in 2010 to Ch$20 billion in 2011. This YoY variance is mostly explained by a 59.6% drop in Total Operating Revenues as a result of:

¥   The sharp increase in spreads of foreign currency instruments during the second half of 2011 that was mainly fostered by the global economy’s slowdown.

¥   The segment’s Other Operating Income was also beaten by the significant rise in interest rates in 2011 vis-à-vis 2010. During 2010 the low interest rates (and the expectations on future rises) led us to sell fixed-income securities that enabled us to obtain significant gains. Conversely, in 2011 and due to the higher interest rates we could not take profits from our positions in AFS securities.

¥   The decrease of the difference between local and foreign interest rates that has constrained the possibility of arbitrages between local and foreign currency funding.

The above was partially offset by operating expenses that posted a 20.7% YoY decrease, principally due to lower technology expenses and decreasing allocated costs from support areas.

RESULTS BY BUSINESS SEGMENTS

TREASURY SEGMENT: 4th Quarter 2011

On a quarterly basis, our Treasury posted an 84.7% YoY drop in EBIT, from Ch$12 billion in the 4Q10 to Ch$2 billion in the 4Q11.

This significant shrink was principally fostered by Operating Revenues that posted a 73.4% YoY decline, which was mostly due to a lower income from trading as a result of the slowdown evidenced by the global economy. This effect was partly offset by greater results from the sale of AFS instruments and a higher accrual in the 4Q11 as compared to the 4Q10.

The above was partly offset by operating expenses that posted a 31.4% YoY decrease, mainly due to lower technology expenses and decreasing allocated costs from support areas.

As for the securities portfolio, the segment has increased the balances in fixed-income securities hold in the AFS, especially local currency securities issued by the Chilean Government and the Chilean Central Bank.

KEY YEARLY FIGURES

Treasury Division	2010	2011	% Change

Securities Portfolio (Billions of Ch$)
Trading Securities	150.6	108.0	(28.3)%
Available for Sale Instruments	1,154.9	1,468.9	27.2%
Held to Maturity Instruments	-	-	-
Securities Portfolio	1,305.5	1,576.9	20.8%

P&L (Millions of Ch$)
Net Interest Income	21,997	20,460	(7.0)%
Net Fees and Commissions	(367)	(536)	46.0%
Other Operating Income	56,093	11,508	(79.5)%
Total Operating Revenues	77,723	31,432	(59.6)%
Provisions for Loan Losses	-	(964)	-
Operating Expenses	(12,861)	(10,204)	(20.7)%
Other	-	-	-
EBIT	64,862	20,264	(68.8)%

O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	(408)	(9,901)	2326.7%

Notes:
1)   As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our commercial divisions.
2)   For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

KEY QUARTERLY FIGURES

Treasury Division	4Q10	4Q11%
			Change

Securities Portfolio (Billions of Ch$)
Trading Securities	150.6	108.0	(28.3)%
Available for Sale Instruments	1,154.9	1,468.9	27.2%
Held to Maturity Instruments	-	-	-
Securities Portfolio	1,305.5	1,576.9	20.8%

P&L (Millions of Ch$)
Net Interest Income	11,691	4,820	(58.8)%
Net Fees and Commissions	(114)	(128)	12.3%
Other Operating Income	3,289	(740)	-
Total Operating Revenues	14,866	3,952	(73.4)%
Provisions for Loan Losses	-	(22)	-
Operating Expenses	(3,098)	(2,124)	(31.4)%
Other	-	-	-
EBIT	11,768	1,806	(84.7)%

O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	3,854	(3,402)	-

Notes:
1)    As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our commercial divisions.
2)    For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

RESULTS BY BUSINESS SEGMENTS

OPERATIONS THROUGH SUBSIDIARIES: 2011 – Year End

In 2011 our subsidiaries posted an EBIT of Ch$59 billion, which entails a slight 5.0% YoY decrease from the Ch$62 billion recorded in 2010.

The net income decrease reflects the impact of the higher volatility – in local and global financial markets – on the activity of some of our subsidiaries, as follows:

¥   Our Securities Brokerage subsidiary posted a Ch$2.6 billion YoY decrease in net income, based on a 3.1% YoY decrease in the stock trading turnover, which is in line with the higher uncertainty evidenced in the financial markets and investors that looked for haven in fixed-income securities, also encouraged by higher interest rates.

¥   A decrease of Ch$2.3 billion in the net income of our Insurance Brokerage subsidiary mainly associated with a 10.6% decrease in operating revenues, due to lower brokerage margins that were partly offset by greater volumes of written premiums.

¥   Besides, our Financial Advisory subsidiary posted a YoY decline of Ch$1.1 billion in net income, which is explained by the lower equity and bond activity, as well as debt restructuring in 2011.

The above was partly offset by a better performance in our Factoring subsidiary, whose net income increased by roughly Ch$3.1 billion, mostly as a result of an outstanding commercial year that translated into a 29.5% YoY rise in the average volume of factoring loans. The greater business scale enabled the subsidiary to overcome an increasing cost of funding, as a result of the higher inflation and the UF net liability position faced by the company.

RESULTS BY BUSINESS SEGMENTS

OPERATIONS THROUGH SUBSIDIARIES: 4th Quarter 2011

In line with the annual figures, our subsidiaries decreased their net income before taxes from Ch$17 billion in the 4Q10 to Ch$12 billion in the 4Q11. The main factors that uphold this YoY decrease, are as follows:

¥   A YoY decrease of Ch$1.7 billion in net income of our Securities Brokerage subsidiary, mainly due to significant drop of 39% in the stock trading turnover in the 4Q11 vis-à-vis the 4Q10, reflecting the lower volume traded in the local and global stock exchanges, due to investors that sought for haven in fixed-income securities.

¥   The YoY decrease of Ch$1.6 billion in the net income of our Mutual Funds subsidiary, in line with a lower commercial activity that translated into a 1.8% YoY in the average volume of assets under management, because of the uncertainty evidenced within the financial markets.

¥   A YoY decline of Ch$1.3 billion in our Insurance Brokerage’s net income. Although the company increased the level of brokered written premiums, the lower market brokerage margins reduced the subsidiary’s earnings.

¥   A Ch$0.9 billion YoY decline in the net income before taxes of our Financial Advisory subsidiary, mostly explained by a lower equity and bond activity, as well as debt restructuring deals.

The above was partly offset by a significant rise of Ch$1.6 billion in the net income of our Factoring subsidiary, due to 32.2% YoY rise in the average volume of loans. The higher business activity allows the company to totally offset the higher cost of funding related to the inflation rise and the company’s UF net liability position.

KEY YEARLY FIGURES

Subsidiaries	2010	2011	% Change

Securities Portfolio (Billions of Ch$)
Trading Securities	158.0	228.8	44.8%
Securities Portfolio	158.0	228.8	44.8%

Loans to Customers (Billions of Ch$)
Commercial Loans	353.0	414.6	17.4%
Total Loans	353.0	414.6	17.4%

P&L (Millions of Ch$)
Net Interest Income	10,144	4,204	(58.6)%
Net Fees and Commissions	117,561	116,955	(0.5)%
Other Operating Income	22,607	27,511	21.7%
Total Operating Revenues	150,312	148,670	(1.1)%
Provisions for Loan Losses	(3,120)	(2,093)	(32.9)%
Operating Expenses	(85,260)	(87,779)	3.0%
Other	305	338	10.8%
EBIT	62,237	59,136	(5.0)%

Notes:
1)   As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our commercial divisions.
2)   For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

KEY QUARTERLY FIGURES

Subsidiaries	4Q10	4Q11%
			Change

Securities Portfolio (Billions of Ch$)
Trading Securities	158.0	228.8	44.8%
Securities Portfolio	158.0	228.8	44.8%

Loans to Customers (Billions of Ch$)
Commercial Loans	353.0	414.6	17.4%
Total Loans	353.0	414.6	17.4%

P&L (Millions of Ch$)
Net Interest Income	4,649	691	(85.1)%
Net Fees and Commissions	33,691	26,460	(21.5)%
Other Operating Income	3,539	7,706	117.7%
Total Operating Revenues	41,879	34,857	(16.8)%
Provisions for Loan Losses	(2,604)	(823)	(68.4)%
Operating Expenses	(22,341)	(22,173)	(0.8)%
Other	59	77	30.5%
EBIT	16,993	11,938	(29.7)%

Notes:
1)    As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our commercial divisions.
2)    For comparative purposes, some line items have been reclassified for 2010 and the 4Q10.

CONSOLIDATED STATEMENTS OF INCOME

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s						Y e a r E n d e d
	4Q10	3Q11	4Q11	4Q11	% Change		Dec.10	Sep.11	Dec.11	Dec.11	% Change
	MCh$	MCh$	MCh$	MUS$	4Q11/4Q10	4Q11/3Q11	MCh$	MCh$	MCh$	MUS$	Dec.11/Dec.10

Interest revenue and expense
Interest revenue	294,470	353,268	435,210	837.3	47.8%	23.2%	1,094,228	1,060,319	1,495,529	2,877.1	36.7%
Interest expense	(96,305)	(153,267)	(199,779)	(384.3)	107.4%	30.3%	(324,377)	(424,430)	(624,209)	(1,200.9)	92.4%
Net interest income	198,165	200,001	235,431	453.0	18.8%	17.7%	769,851	635,889	871,320	1,676.2	13.2%

Fees and commissions
Income from fees and commissions	93,388	90,160	89,882	172.9	(3.8) %	(0.3) %	342,219	278,084	367,966	707.9	7.5%
Expenses from fees and commissions	(14,036)	(14,456)	(16,298)	(31.4)	16.1%	12.7%	(49,957)	(42,895)	(59,193)	(113.9)	18.5%
Net fees and commissions income	79,352	75,704	73,584	141.5	(7.3) %	(2.8) %	292,262	235,189	308,773	594.0	5.6%

Net Financial Operating Income	(14,463)	48,875	(34,047)	(65.5)	135.4%	(169.7) %	19,323	60,974	26,927	51.8	39.4%
Foreign exchange transactions, net	27,723	(21,142)	3,675	7.1	(86.7) %	(117.4) %	63,762	(11,648)	(7,973)	(15.3)	(112.5) %
Other operating income	7,307	6,062	5,473	10.5	(25.1) %	(9.7) %	23,584	19,262	24,735	47.6	4.9%

Total Operating Revenues	298,084	309,500	284,116	546.6	(4.7) %	(8.2) %	1,168,782	939,666	1,223,782	2,354.3	4.7%

Provisions for loan losses	(75,427)	(45,168)	(16,452)	(31.7)	(78.2) %	(63.6) %	(208,590)	(108,388)	(124,840)	(240.2)	(40.2) %

Operating revenues, net of provisions for loan losses	222,657	264,332	267,664	514.9	20.2%	1.3%	960,192	831,278	1,098,942	2,114.1	14.5%

Operating expenses
Personnel expenses	(68,804)	(101,552)	(76,271)	(146.7)	10.9%	(24.9) %	(272,737)	(240,720)	(316,991)	(609.8)	16.2%
Administrative expenses	(58,691)	(56,992)	(61,963)	(119.2)	5.6%	8.7%	(197,669)	(167,956)	(229,919)	(442.3)	16.3%
Depreciation and amortization	(7,734)	(7,588)	(7,726)	(14.9)	(0.1) %	1.8%	(30,544)	(22,985)	(30,711)	(59.1)	0.5%
Impairments	517	(1)	(627)	(1.2)	(221.3) %	62600.0%	(1,044)	(4)	(631)	(1.2)	(39.6) %
Other operating expenses	(11,106)	14,321	(9,891)	(19.0)	(10.9) %	(169.1) %	(43,085)	(25,705)	(35,596)	(68.5)	(17.4) %
Total operating expenses	(145,818)	(151,812)	(156,478)	(301.0)	7.3%	3.1%	(545,079)	(457,370)	(613,848)	(1,180.9)	12.6%

Net operating income	76,839	112,520	111,186	213.9	44.7%	(1.2) %	415,113	373,908	485,094	933.2	16.9%

Income attributable to affiliates	424	1,069	537	1.0	26.7%	(49.8) %	1,926	2,763	3,300	6.3	71.3%

Income before income tax	77,263	113,589	111,723	214.9	44.6%	(1.6) %	417,039	376,671	488,394	939.5	17.1%

Income tax	(7,366)	(15,281)	(12,135)	(23.3)	64.7%	(20.6) %	(38,509)	(47,453)	(59,588)	(114.6)	54.7%

Net Income for the period	69,897	98,308	99,588	191.6	42.5%	1.3%	378,530	329,218	428,806	824.9	13.3%

Non-Controlling interest	1	0	1	0.0	0.0%	0.0%	1	0	1	0.0	0.0%

Net Income attributable to bank's owners	69,896	98,308	99,587	191.6	42.5%	1.3%	378,529	329,218	428,805	824.9	13.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$519.80 for US$1.00 as of December 31, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Dec.10	Sep.11	Dec.11	Dec.11	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Dec.11/Dec.10	Dec.11/Sep.11

Cash and due from banks	772,329	866,149	881,146	1,695.2	14.1%	1.7%
Transactions in the course of collection	429,753	461,081	373,639	718.8	(13.1%)	(19.0%)

Financial Assets held-for-trading	308,552	378,630	336,822	648.0	9.2%	(11.0%)
Receivables from repurchase agreements and security borrowings	82,787	72,865	47,981	92.3	(42.0%)	(34.2%)
Derivate instruments	489,582	636,664	385,688	742.0	(21.2%)	(39.4%)
Loans and advances to Banks	349,588	665,290	648,425	1,247.5	85.5%	(2.5%)

Loans to customers, net
Commercial loans	9,285,242	10,943,011	11,204,739	21,555.9	20.7%	2.4%
Residential mortgage loans	2,926,621	3,404,026	3,607,434	6,940.0	23.3%	6.0%
Consumer loans	2,153,969	2,429,437	2,565,620	4,935.8	19.1%	5.6%
Loans to customers	14,365,832	16,776,474	17,377,793	33,431.7	21.0%	3.6%
Allowances for loan losses	(376,986)	(412,522)	(384,490)	(739.7)	2.0%	(6.8%)
Total loans to customers, net	13,988,846	16,363,952	16,993,303	32,692.0	21.5%	3.8%

Financial Assets Available-for-Sale	1,154,883	1,304,220	1,468,898	2,825.9	27.2%	12.6%
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%

Investments in other companies	13,294	15,007	15,418	29.7	16.0%	2.7%
Intangible assets	36,373	35,065	35,517	68.3	(2.4%)	1.3%
Property and Equipment	206,513	207,397	207,888	399.9	0.7%	0.2%

Current tax assets	5,654	384	1,407	2.7	(75.1%)	266.4%
Deferred tax assets	111,201	113,420	116,282	223.7	4.6%	2.5%
Other assets	286,021	313,674	228,533	439.6	(20.1%)	(27.1%)

Total assets	18,235,376	21,433,798	21,740,947	41,825.6	19.2%	1.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$519.80 for US$1.00 as of December 31, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Dec.10	Sep.11	Dec.11	Dec.11	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Dec.11/Dec.10	Dec.11/Sep.11

Liabilities
Current accounts and other demand deposits	4,446,181	4,601,815	4,895,426	9,417.9	10.1%	6.4%
Transactions in the course of payment	208,750	290,720	155,424	299.0	(25.5) %	(46.5) %
Payables from repurchase agreements and security lending	81,755	230,292	223,202	429.4	173.0%	(3.1) %
Saving accounts and time deposits	7,697,968	8,935,977	9,282,324	17,857.5	20.6%	3.9%
Derivate instruments	528,445	621,140	429,913	827.1	(18.6) %	(30.8) %
Borrowings from financial institutions	1,281,372	1,850,774	1,690,939	3,253.1	32.0%	(8.6) %
Debt issued	1,764,165	2,332,053	2,388,341	4,594.7	35.4%	2.4%
Other financial obligations	179,160	222,455	184,785	355.5	3.1%	(16.9) %
Current tax liabilities	2,291	7,340	4,502	8.7	96.5%	(38.7) %
Deferred tax liabilities	26,333	18,382	23,213	44.6	(11.8) %	26.3%
Provisions	404,103	373,920	457,938	881.0	13.3%	22.5%
Other liabilities	210,726	251,184	265,765	511.3	26.1%	5.8%

Total liabilities	16,831,249	19,736,052	20,001,772	38,479.8	18.8%	1.3%

Equity
Belong to the Bank's Owners
Capital	1,158,752	1,436,083	1,436,083	2,762.8	23.9%	0.0%
Reserves	87,386	119,482	119,482	229.8	36.7%	0.0%
Other comprehensive income	5,870	683	(2,075)	(4.0)	(135.3) %	(403.8) %
Retained earnings
Retained earnings from previous periods	16,091	16,379	16,379	31.5	1.8%	0.0%
Income for the period	378,529	329,218	428,805	824.9	13.3%	30.2%
Provisions for minimum dividends	(242,503)	(204,100)	(259,501)	(499.2)	7.0%	27.1%

Non-Controlling Interest	2	1	2	-	0.0%	100.0%

Total equity	1,404,127	1,697,746	1,739,175	3,345.8	23.9%	2.4%

Total Liabilities & Equity	18,235,376	21,433,798	21,740,947	41,825.6	19.2%	1.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$519.80 for US$1.00 as of December 31, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Under Chilean-GAAP)

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

Key Performance Ratios	Q u a r t e r s			Y e a r E n d e d
	4Q10	3Q11	4Q11	Dec.10	Sep.11	Dec.11
Earnings per Share
Net income per Share (Ch$) (1)	0.85	1.13	1.15	4.59	3.79	4.93
Net income per ADS (Ch$) (1)	508.02	678.43	687.27	2,751.21	2,271.97	2,959.23
Net income per ADS (US$) (2)	1.08	1.32	1.32	5.87	4.41	5.69
Book value per Share (Ch$) (1)	17.01	19.53	20.00	17.01	19.53	20.00
Shares outstanding (Millions)	82,552	86,943	86,943	82,552	86,943	86,943

Profitability Ratios (3)(4)(7)
Net Interest Margin	4.86%	4.11%	4.97%	4.75%	4.60%	4.69%
Net Financial Margin	5.18%	4.68%	4.33%	5.26%	4.96%	4.80%
Fees and commissions / Avg. Interest Earnings Assets	1.94%	1.55%	1.55%	1.80%	1.70%	1.66%
Operating Revenues / Avg. Interest Earnings Assets	7.31%	6.36%	6.00%	7.21%	6.80%	6.59%
Return on Average Total Assets	1.56%	1.90%	1.83%	2.16%	2.22%	2.12%
Return on Average Equity (5)	17.21%	21.02%	20.15%	24.74%	25.07%	23.72%

Capital Ratios
Equity / Total Assets	7.70%	7.92%	8.00%	7.70%	7.92%	8.00%
Tier I (Basic Capital) / Total Assets	6.60%	6.85%	6.85%	6.60%	6.85%	6.85%
Tier I (Basic Capital) / Risk-Adjusted Assets	8.54%	8.84%	8.88%	8.54%	8.84%	8.88%
Total Capital / Risk-Adjusted Assets	13.39%	12.81%	12.91%	13.39%	12.81%	12.91%

Credit Quality Ratios
Instalments Past Due / Total Loans to Customers	0.51%	0.44%	0.47%	0.51%	0.44%	0.47%
Allowance for Loan Losses / Instalments Past Due	519.38%	556.94%	471.49%	519.38%	556.94%	471.49%
Total Past Due / Total Loans to Customers	1.20%	0.97%	1.03%	1.20%	0.97%	1.03%
Allowance for Loan Losses / Total Past Due	219.08%	254.11%	214.91%	219.08%	254.11%	214.91%
Impaired Loans / Total Loans to Customers	5.46%	3.26%	2.88%	5.46%	3.26%	2.88%
Allowance for Loan Losses / Impaired Loans	48.02%	75.44%	76.93%	48.02%	75.44%	76.93%
Allowance for Loans Losses / Total Loans to customers	2.62%	2.46%	2.21%	2.62%	2.46%	2.21%
Provision for Loan Losses / Avg. Loans to customers (4)	2.15%	1.11%	0.38%	1.54%	0.94%	0.79%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	48.92%	49.05%	55.08%	46.64%	48.67%	50.16%
Operating Expenses / Average Total Assets (3) (4)	3.25%	2.93%	2.88%	3.11%	3.08%	3.03%

Average Balance Sheet Data (1)(3)(7)
Avg. Interest Earnings Assets (million Ch$)	16,322,095	19,474,558	18,940,010	16,219,299	18,434,332	18,560,752
Avg. Assets (million Ch$)	17,921,464	20,696,032	21,759,416	17,529,404	19,770,473	20,267,708
Avg. Equity (million Ch$)	1,396,007	1,694,657	1,734,694	1,365,799	1,582,332	1,620,423
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,624,370	1,870,472	1,977,096	1,529,814	1,751,161	1,807,645
Avg. Loans to customers (million Ch$)	14,025,880	16,344,326	17,152,113	13,538,600	15,443,266	15,870,478
Avg. Interest Bearing Liabilities (million Ch$)	10,786,034	13,008,760	13,754,087	10,723,557	12,146,017	12,548,034

Additional Data
Exchange rate (Ch$)	468.37	515.14	519.80	468.37	515.14	519.80
Employees (#)	14,016	14,475	14,129	14,016	14,475	14,129

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE excludes provisions for minimum dividends.
(6) Adjusted by provisions for minimum dividends.
(7) Includes certain reclassifications to conform with 2011 new presentation.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$519.80 for US$1.00 as of December 31, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SUMMARY OF DIFFERENCES BETWEEN CHILEAN GAAP AND IFRS

The most significant differences are as follows:

¥   Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

¥   Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

¥   Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

¥   Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•        changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•        changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•        unexpected developments in certain existing litigation;

•        increased costs;

•        unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653.3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653.3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: February 1st, 2012

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO